UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 30, 2024

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 30, 2024	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

RESULTS PRESENTATION
2ND QTR 2024

5G



TIMB
LISTED
NYSE

TIMS
B3 LISTED NM
ISE B3

TIM

DISCLAIMER

This presentation **contains declarations that constitute forward-looking statements regarding the intent**, belief or current expectations of value creation, customer base dynamics, estimates regarding future financial results and other aspects of the activities.

Analysts and investors are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this presentation. TIM S.A. undertakes no obligation to release publicly the results of any revisions to these forward-looking statements, those do not represent necessarily a formal guidance.

Such **forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those projected** as a result of various factors.

Financial figures are presented considering impacts from IFRS 16 adoption, unless otherwise indicated. Normalized numbers in this presentation are adjusted by the effects described in footnotes.

(1) Net Revenue normalized by the temporary effect of inefficiency of PIS/COFINS as a result of the contract signed between TIM S.A and Cozani (+R$41.0 million in 1Q23). The merger of Cozani into TIM S.A. took effect on April 1st, 2023.

(2) Operating costs normalized by: expenses with consulting services as part of the project to acquire Oi Mobile and migrate customers (+R$ 16.3 million in 2Q23 and +R$ 12.5 million in 1Q23), PIS/COFINS credits generated in the intercompany agreement with Cozani (-R$ 17, 7 million in 1Q23), FUST/FUNTEL expenses related to the intercompany agreement with Cozani (+R$ 886 thousand in 1Q23) and expenses with specialized legal and administrative services (+R$ 1.1 million in 2Q23).

(3) EBITDA normalized according to the items indicated in the Revenue (+R$ 41.0 million in 1Q23) and Costs (+R$ 17.4 million in 2Q23 and -R$ 4.4 million in 1Q23) sections.

(4) Normalized Net income according to the items mentioned in the Revenue and Costs sections, described above, and by non-recurring items in Income Tax and Social Contribution: tax credits related to the intercompany agreement with Cozani (-R$ 8.2 million in 1Q23) and by other tax effects (-R$ 5.9 million in 2Q23 and -R$ 4.2 million in 1Q23).

SOLID RESULTS IN 2Q24: HALF OF THE JOURNEY COMPLETED TOWARDS THE PLAN

+7.2% YoY Growth
in 2Q24 Service Revenue[1], a solid above inflation expansion

+8.2% YoY Growth
in 2Q24 EBITDA[1], with margin expansion

Best 2nd quarter OpCF[2], R$ 1,536 Mln (+23.8% YoY in 2Q24)

+7.2% YoY Growth
in 6M24 Service Revenue[1]

+9.4% YoY Growth
in 6M24 EBITDA[1]

+22.5% YoY Growth
in 2Q24 Net Income

(1) Normalized for the effects detailed in slide 2; (2) OpCF calculated as EBITDA-AL minus Capex.

FINANCIALS: REVENUE PERFORMANCE IS ON A SOLID PATH

TOTAL NET REVENUE GROWING HIGH-SINGLE DIGIT

(Normalized[1] Net Revenue in R$ Mln; %YoY)


7.5%
6,303
5,863
199
337
Products
168
Fixed
323
7.3%
5,766
Mobile
5,372
2Q23
2Q24

- 6M24 Top line growing +7.4% YoY
- 6M24 Mobile Service Revenue growing +7.4% YoY

Service Revenue[1]

Mobile and Fixed streams assured strong results

+7.2% YoY in 2Q24

Mobile Service Revenue[1]

Postpaid was the main lever to boost MSR

+7.3% YoY in 2Q24

TIM UltraFibra

Fiber expansion as key strategy to sustain a healthy revenue growth

+8.0% YoY in 2Q24

Products Revenue

Increased sales volume and attractive portfolio boosted products revenue growth

+18.5% YoY in 2Q24

(1) Normalized for the effects detailed in slide 2.

MOBILE: CUSTOMER BASE PROFILE IS STEADILY IMPROVING, DRIVING THE ROBUST MOBILE PERFORMANCE

More for more initiatives and migration strategies are supporting ARPU performance

MOBILE ARPU
(R$/mo)


29.2
6.8%
31.2
2Q23
2Q24

R$ 31.2

HIGHEST MOBILE ARPU IN THE INDUSTRY

- **Postpaid (ex-M2M)** ARPU **grew by 3.1%** YoY in 2Q24
- **Prepaid** ARPU **grew by 4.0%** YoY in 2Q24

A well executed customer base management improved net additions growth through migration and churn reduction

Postpaid (ex-M2M): net additions and customer base growth speed
('000 lines, %QoQ expansion)


279
357
382
415
458
1.29%
1.63%
1.72%
1.84%
1.99%
2Q23
3Q23
4Q23
1Q24
2Q24
Net Adds
QoQ %

Improved customer management and Postpaid offers **boosted customer loyalty and satisfaction**, helping net adds dynamics.

Client migration to higher-value plans

+14.5%

Increase in migration **Prepaid → Postpaid** YoY in 2Q24

+39.5%

Increase in migration **Control → Pure Postpaid** YoY in 2Q24

Reducing churn rate levels

-0.7%

Postpaid ex-M2M churn rate in 2Q24

ON TRACK WITH 3Bs STRATEGY TO BE THE MOST PREFERRED

Bringing the BEST OFFERS

More for more strategy creating value for the company and our customers:

Increasing customer convenience...

494k Prepaid customers purchasing in Zé Delivery app

... while providing connectivity when clients are traveling in Brazil...

Expanding the usage of our exclusive wi-fi offer in Gol and Latam planes



... and abroad.



5G
TIM VIAGEM

New TIM Viagem roaming offer increased the number of users by 2x YoY, on average, closing an offering gap for high value clients

Postpaid new portfolio

The best Control of Brazil



Coming soon
TIM
Controle
Affordable roaming packages
The only one to offer choice bundle for streaming content
prime
N
max

Mobile combos increase customer loyalty **+27.5%** growth in clients[3] lifetime when subscribe to more than one service

Providing the BEST NETWORK

Largest 5G coverage

- **60%** of urban population covered
- **Leader in 5G sites**, improving quality perception

Innovation to expand coverage

- **New exclusive antenna** developed for TIM that **increases**[1] **capacity by 50% and coverage by 30%**

Delivering the BEST SERVICE

NPS increase

- **+15.7%** YoY growth in **human assistance NPS**[2] in 2Q24

High resolubility

- **First call resolutions** in **76%** of human assistance calls
- Continue to perform well at Anatel, with resolubility index reaching **almost 95%**[4]



The combination of clearer offers and more assertive service has resulted in improved service indicators

(1) Compared to traditional sites; (2) Considering human voice assistance; (3) TIM Black customers; (4) On mobile resolubility index.

TIM ULTRAFIBRA: FOCUS ON VALUE TO SUPPORT GROWTH WITH PROFITABILITY

Sustaining high-single digit revenue growth while fine tunning commercial channels

Revenue	Customers
+8.0% YoY in 2Q24	**737k** connected in FTTH, **+14.7% YoY** in 2Q24

And more...

HIGHEST ARPU — **R$ 98.6** in Broadband ARPU, the highest ever (+3.9% YoY)

STRATEGIC EXPANSION — **+76 cities** in 2Q24, totaling 211

B2B: IOT SOLUTIONS KEEPS EVOLVING, RAPIDLY DEVELOPING OUR KEY VERTICALS

Winning new connectivity contracts while developing end-to-end solutions

Utilities	Logistics	Agribusiness
>217k poles installed with smart lighting	**>4.7k Km** of roads with TIM connectivity	**>17 Mln ha** of planted area with 4G connectivity

Contracted revenue expanded 10x in 2 years



R$ 630 Mln[1]
R$ 64Mln
R$ 277 Mln increase in last 12 months
2018
2019
2020
2021
2022
2023
2024

(1) Historical contracted revenue accumulated until 2Q24.

TECHNOLOGY AND DISCIPLINE TO SECURE LONG TERM GAINS IN PRODUCTIVITY

360° Approach to Productivity & Efficiency

Digitalization & Cost Management

E-billing adoption	**97%** (+3p.p. YoY)
E-payment adoption	**86%**[1,3] (+5p.p. YoY)
• PIX instant payment share	**53%**[1,3] (+20p.p. YoY)
Digital interactions share	**89%**[2] (+1p.p. YoY)
• Meu TIM App share	**40%**[2] (+4p.p. YoY)

Infrastructure Evolution: Innovation & Efficiency

Resuming Network Sharing Agreement with Vivo

2G shutdown (50%[4])
- 1.3k cities[5]
- 6.4k sites[5]

Single Grid (25%[4])
- 366 cities[5]
- 500 sites[5]

Reaping benefits in energy, housing, O&M and Capex

5G Access Network RFP
- Vendor reshuffling
- More efficient technology
- Double-digit total cost of operation (Opex + Capex + Leases) reduction

AI: From Pilot to Full Rollout

Testing the Models
- From 100 potential use cases, 10 were mapped to be tested in 2024, 2 already entered rollout phase

Benefits to materialize in Opex reduction and NPS increase

Customer Care Copilot
- NPS increase: + 10p.p.
- Average service time reduction: - 8%

Network Predictive Maintenance
- Failure prediction accuracy: ~75%
- Failure resolution rate: >85%

(1) % over customer base; (2) % over customers interactions; (3) Referring to June 2024; (4) Refers to the % of the total perimeter of the project completed by TIM and Vivo; (5) Total cities/sites completed by TIM and Vivo.

FINANCIALS: REVENUE AND PRODUCTIVITY GAINS ARE SUSTAINING A ROBUST EBITDA AND MARGINS AT HIGH LEVEL

EBITDA GROWING AT HIGH SINGLE-DIGIT AND FASTER THAN REVENUE

(Normalized[1] EBITDA in R$ Mln; %YoY)



2,914
8.2%
3,153
2Q23
2Q24

- EBITDA impacted in comparative basis by Fistel credits[2] recognition in 2Q23
- Opex grew 6.8% YoY. Excluding Fistel credits[2] last year, would have grown 5.1% YoY

9 CONSECUTIVE QUARTERS OF EBITDA-AL DOUBLE-DIGIT GROWTH

(Normalized[1] EBITDA-AL in R$ Mln; %YoY)



2,166
13.6%
2,461
2Q23
2Q24

- Decommissioning fines totaled R$ 32 Mln in 2Q24, summing R$ 297 Mln since 2023.
- Approx. R$ 56 Mln less in recurring leases expenses vs. 2Q23

RECORD LEVEL MARGIN FOR A SECOND QUARTER

(Normalized[1] EBITDA Margin; %)



49.8%
47.7%
46.3%
49.7%
50.0%
2Q20
2Q21
2Q22
2Q23
2Q24

DECOMMISIONING OF TOWERS PAVED THE WAY FOR ANOTHER STRONG EXPANSION OF 210 BPS

(Normalized[1] EBITDA-AL Margin; %)



39.1%
36.6%
33.4%
36.9%
39.0%
2Q20
2Q21
2Q22
2Q23
2Q24

(1) Normalized for the effects detailed in slide 2; (2) Fistel credit of R$ 47 Mln related to customer base cleaning of "SPE Cozani", acquired from Oi.

FINANCIALS: BOTTOM LINE GROWING SOLIDLY DOUBLE-DIGIT

HIGHEST NET INCOME EVER FOR A SECOND QUARTER

(Normalized[1] Net Income in R$ Mln)


22.5%
638
239
79
-24
-151
781
2Q23
EBITDA
D&A
Net Financial Results
Taxes
2Q24

Main effects in the quarter:

D&A (-4.3% YoY):
As a result of the lease reduction in 2Q24 (-R$ 150 Mln YoY)

Net Financial Result (+5.7% YoY):
Despite lower interest on financial debt, that also impacted return on cash, the year-on-year comparative basis was impacted by a worsening of MTM[2] over derivatives in the 2Q23

Taxes (-R$ 143 Mln):
Affected by a lower tax shield YoY due to the comparative basis, since in the same period last year a higher level of Interest on Capital were announced (R$ 520 Mln) compared to R$ 300 Mln issued in 2Q24

(1) Normalized for the effects detailed in slide 2; (2) The effects of MTM are temporary and have no cash effect, since the company usually carries the derivatives to maturity.

FINANCIALS: SOLID CASH FLOW GROWTH AS A RESULT OF POSITIVE OVERALL PERFORMANCE

OpCF AT DOUBLE-DIGIT GROWTH LEVEL

(EBITDA-AL[1] minus Capex in R$ Mln; %YoY)


1,536
23.8%
1,240
2Q23
2Q24

% of Net Revenue[1] | 21.2% → 24.4%

- **EBITDA[1] minus Capex grew by 12.1% YoY in 2Q24** and 13.7% in 6M24, as **% of Net Revenue was 35.3% in 2Q24** and 30.4% in 6M24
- **Capex reached R$ 925 Mln in 2Q24,** remaining stable YoY, and grew 2.9% YoY in 6M24

STABLE CASH POSITION YOY REAFFIRMS CAPEX ALLOCATION DISCIPLINE & EFFICIENT LEASE MANAGEMENT

(Cash & Cash Equivalents in R$ Mln; %YoY)


3,339
7,634
-313
-240
-2,842
-2,027
-263
5,287
-1,975
3,312
58.4%
2Q23
Norm. EBITDA-Capex
5G Auction (EACE + License)
Decomm. Fines
Leasing Payments
New Loans + Debt Payment
Others
2Q24 (Before Shareholder Remun.)
Dividends/ IoC Payments
2Q24

NET FINANCIAL POSITION AND LEVERAGE REMAIN HEALTHY

NET DEBT/ LTM NORM. EBITDA[1]		
	Normalized	1.05x
	After Lease	0.07x

- Net Debt of **12.9 Bln** in 2Q24 (-16.2% YoY)
- R$ 3.0 Bln related to Fistel (TFF) is still on hold[2]

(1) Normalized for the effects detailed in slide 2; (2) See Note 22 of the Financial Statements.

PROMOTING POSITIVE CHANGE: OUR COMMITMENT TO SOCIAL IMPACT



For the second year in a row TIM was considered one of the best companies for LGBTQIA+ people to work for

TIM won ANATEL's 2024 accessibility award[1]

TIM was the first telco to join Procon Racial[2], an initiative with the participation of the Zumbi dos Palmares University to combat and prevent racism in consumer relations

TIM's actions in support of the emergency situation in Rio Grande do Sul

- GB bonus to all affected customers
- Wheelchairs donated in partnership with "One by One" NGO
- **3 by 1** For each R$ 1 donated by an employee, TIM Institute has donated R$ 3 to affected employees

In partnership with "*Ascendendo Mentes*", TIM Institute has also donated for the purchase of goods and emergency items

(1) ANATEL 2024 accessibility award (Click here); (2) Procon Racial (Click Here).

BETTER THAN EXPECTED FIRST HALF

First half of the year delivered at a high note all around

6M24

Service Revenue[1]	EBITDA[1]
↑ 7.2% YoY	↑ 9.4% YoY
EBITDA-AL[1] - Capex	**Net Income[1]**
↑ 34.3% YoY	↑ 21.0% YoY
IoC	**EBITDA-AL[1] - Capex/ Revenue**
R$500 Mln	19.2%

STRATEGIC PLAN IS ON TRACK BUT A SOLID EXECUTION IS NEEDED TO OVERCOME 2H24 CHALLENGES

Continue executing our plan towards the goal of becoming the most preferred mobile operator

Mobile

Healthy and rational competition is expected to be maintained;
3Bs strategy will guide our actions towards the best value proposition;
Implement multiple initiatives to gradually and steadily change customer perception

Digital

Continue digitalization efforts to deliver additional savings;
Full rollout of AI initiatives to improve CEX and increase productivity

B2B

Accelerate the development of E2E solutions, building a second layer of offerings in our IoT Solutions portfolio

Macro

Macro environment is still a challenge, specially for low-income clients

(1) Normalized for the effects detailed in slide 2.